April 18, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Sonia Barros, Special Counsel

Sent Via Electronic Mail Only

RE:	Chanticleer Holdings, Inc. (File No. 333-178307)

Post-Effective Amendment No. 1 to Form S-1

Filed February 7, 2013

Dear Ms. Barros:

The purpose of this letter is to provide the Company’s response to the February 14, 2013 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

General

COMMENT 1.	Please revise your registration statement to include updated financial statements. See Rule 8-08 of Regulation S-X.

RESPONSE:	The Company revised the previous registration statement to include updated financial information. The registration statement includes updated financial information from our most recent 10-K, filed April 3, 2013.

Business, page 29

Legal Proceedings, page 33

COMMENT 2.	We note your disclosure that “a lawsuit was filed against the Company, its directors, Dawson James Securities, Inc., and Merriman Capital, Inc. (the underwriters of the Company’s securities), and Creason and Associates P.L.L.C. (the Company’s auditor).” Please revise your disclosure to include the information required by Item 103 of Regulation S-K. For example, please provide the name of the court or agency in which the proceeding is pending, the principal parties to the proceeding and a description of the factual basis alleged to underlie the proceeding.

RESPONSE:	The Company has revised said disclosure to include suggested items.

11220 Elm Lane ∙ Suite 203 ∙ Charlotte, NC 28277

Phone 704-366-5122 ∙ Fax 704-366-2463

4/18/2013

Part II, page 102

Item 16. Exhibits and Financial Statement Schedules, page 102

COMMENT 3	Please amend your registration statement to include an Interactive Data file as an exhibit to the registration statement. See Item 601(b)(101) of Regulation S-K.

RESPONSE:	The registration statement has gone through the XBRL process and includes an Interactive Data file as an exhibit to the registration statement.

Signatures, page 105

COMMENT 4	Please amend your registration statement to indicate that your controller or principal accounting officer has signed the registration statement. Please refer to Instruction 1 to Form S-1.

RESPONSE:	The Company has amended the registration statement to indicate that Eric Lederer, our Chief Financial Officer and principal accounting officer has signed the registration statement.

Sincerely,

Chanticleer Holdings, Inc.
By:	/s/ Michael D. Pruitt
Chief Executive Officer

11220 Elm Lane ∙ Suite 203 ∙ Charlotte, NC 28277

Phone 704-366-5122 ∙ Fax 704-366-2463